UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 11-K



   /X/ Annual Report Pursuant to Section 13 or 15(d) of the Securities
          Exchange Act of 1934 for the Year Ended December 31, 2006

            Or

   / / Transition Report Pursuant to Section 15(d) of the
       Securities Exchange Act of 1934


      For the transition period from ______________________ to _________________

      Commission File No. 1-9232


A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                  Volt Information Sciences, Inc. Savings Plan
                  --------------------------------------------


B. Name of issuer of the securities held pursuant to the plan and address of its principal executive office:


                         Volt Information Sciences, Inc.
                         -------------------------------
                         560 Lexington Avenue
                         -------------------------------
                         New York, NY 10022
                         -------------------------------

                VOLT INFORMATION SCIENCES, INC. AND SUBSIDIARIES
                                    FORM 11-K
                                TABLE OF CONTENTS



   (a) Financial Statements:                                            Page No.
                                                                        --------

      Reports of Independent Registered Public Accounting Firms            2

      Statements of Net Assets Available for Benefits - December 31, 2006
         and December 31, 2005                                             4

      Statements of Changes in Net Assets Available for Benefits -
          For the years ended December 31, 2006 and December 31, 2005      5

      Notes to Financial Statements                                        6

      Supplemental Schedules:
      Schedule of Assets (Held at End of Year)                            12
      Schedule of Reportable Transactions                                 13


Signature                                                                 14

(b) Exhibits:
      Consents of Independent Registered Public Accounting Firms          15

             Report of Independent Registered Public Accounting Firm


The Trustees of the Volt Information Sciences, Inc. Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Volt Information Sciences, Inc. Savings Plan as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2006, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2006, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                            /s/Mitchell & Titus, LLP
New York, New York
June 26, 2007

            Report of Independent Registered Public Accounting Firm

The Trustees of the
  Volt Information Sciences, Inc. Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Volt Information Sciences, Inc. Savings Plan as of December 31, 2005 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles. Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole.

/s/ ERNST & YOUNG LLP
New York, New York
June 22, 2006

                  Volt Information Sciences, Inc. Savings Plan

                 Statements of Net Assets Available for Benefits


                                                              December 31
                                                        2006               2005
                                                  -----------------------------------
Assets
Cash                                              $       176,234    $             -

Investments, at fair value:
 Mutual funds                                          71,704,088         57,675,388
 Volt Information Sciences, Inc. Common Stock          23,655,638         11,983,874
 Common/Collective trusts                              17,512,136         13,902,281
 Participant loans                                      3,062,329          2,728,540
                                                  -----------------------------------
Total investments                                     115,934,191         86,290,083
                                                  -----------------------------------

Contributions receivable:
  From employer                                           872,487            818,568
  From participants                                       169,769            146,341
                                                  -----------------------------------
Total contributions receivable                          1,042,256            964,909
                                                  -----------------------------------

Total assets                                          117,152,681         87,254,992

Liability
Pending trades, net                                        31,167             15,198
                                                  -----------------------------------
Net assets available for benefits at fair value       117,121,514         87,239,794
                                                  -----------------------------------

Adjustment from fair value to contract value for
 interest in collective trusts relating to fully
 benefit-responsive investment contracts                  250,160            141,823
                                                  -----------------------------------

Net assets available for benefits                 $   117,371,674    $    87,381,617
                                                  ===================================

See accompanying notes.

                  Volt Information Sciences, Inc. Savings Plan

           Statements of Changes in Net Assets Available for Benefits

                                                            Year ended December 31
                                                             2006               2005
                                                      -----------------------------------
Additions
Investment income:
 Interest and dividend income                            $  1,514,362      $   1,343,358
 Net appreciation (depreciation) in fair value of
  investments                                              24,282,558         (4,279,557)
                                                      -----------------------------------
Total investment income (loss)                             25,796,920         (2,936,199)
                                                      -----------------------------------

Contributions:
  Participant                                              10,872,033         10,599,345
  Employer                                                  1,813,016          1,676,600
                                                      -----------------------------------
Total contributions                                        12,685,049         12,275,945
                                                      -----------------------------------

Total additions                                            38,481,969          9,339,746

Deductions
Benefits paid to participants                               8,491,912          7,245,160
                                                      -----------------------------------
Net increase                                               29,990,057          2,094,586

Net assets available for benefits at beginning of year     87,381,617         85,287,031
                                                      -----------------------------------
Net assets available for benefits at end of year         $117,371,674      $  87,381,617
                                                      ===================================

See accompanying notes.

                  Volt Information Sciences, Inc. Savings Plan

                          Notes to Financial Statements

                                December 31, 2006


A. Background

The Volt Information Sciences, Inc. Savings Plan (the "Plan"), as amended and restated, was adopted by the Board of Directors of Volt Information Sciences, Inc. ("VIS" or the "Company") on September 29, 1980.

In January 2000, the Volt Information Sciences, Inc. Employees' Stock Ownership Plan ("ESOP") was merged into the Plan. In connection therewith, all of the ESOP assets were transferred into the Plan. All ESOP benefit accruals were frozen and all accounts became fully vested, effective January 1, 2000.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

B. Significant Accounting Policies

The accounting records of the Plan are maintained on the accrual basis.

Investments, including the investment in VIS common stock, are stated at fair value, generally determined by reference to published market data. Investments in collective trust funds are valued at the net asset value per unit as reported by the respective funds. Participant loans are stated at their outstanding principal balances, which approximate fair value.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, "Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans" (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The plan invests in investment contracts through collective trust funds. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trusts as well as the adjustment of the investment in the collective trusts from fair value to contract value relating to the investment contracts. The Company adopted the provisions of the FSP at December 31, 2006. The requirements of the FSP have been applied retroactively to the Statement of Net Assets Available for Benefits as of December 31, 2005, which is presented for comparative purposes. Adoption of the FSP had no effect on the Statement of Changes in Net Assets Available for Benefits for any period presented.

                  Volt Information Sciences, Inc. Savings Plan

B. Significant Accounting Policies (continued)

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

All costs and expenses incurred with regard to the administration of the Plan are paid by the Company.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Certain amounts in the 2005 financial statements have been reclassified to conform with the 2006 financial statement presentation.

C. Investments

The fair value of investments held by the Plan as of December 31, 2006 and 2005 were as follows:

                                                              December 31
Investments at fair value                                   2006            2005
                                                  -----------------------------------
Core Funds:
   Mellon Stable Value Fund                             $ 17,442,373*   $ 13,883,119*
   Dreyfus Premier Balanced Fund                           7,595,638*      6,079,933*
   Dreyfus Disciplined Stock Fund                          3,092,753       1,941,228
   Dreyfus Midcap Value Fund                              19,154,368*     16,795,201*
   Dreyfus Basic S&P 500 Index Fund                       22,825,636*     19,003,753*
   Dreyfus Founders Discovery Fund                         3,162,408       2,676,121
   Dreyfus Premier Core Bond Fund                          6,140,579*      5,190,050*
   Dreyfus Appreciation Fund                               3,101,484       1,965,965
   Templeton Foreign Fund                                  6,343,909*      3,786,166
   Volt Information Sciences, Inc. Common Stock           23,655,638*     11,983,874*
Self-directed accounts                                       357,076         256,133
Participant loans                                          3,062,329       2,728,540
                                                  -----------------------------------
Total investments                                      $ 115,934,191    $ 86,290,083
                                                  ===================================

*Individual investment representing 5% or more of net assets available for benefits.

                  Volt Information Sciences, Inc. Savings Plan

C. Investments (continued)

During the years  ended  December  31,  2006 and 2005,  the  Plan's  investments
(including investments purchased, sold and held during the year) appreciated (depreciated) in fair value as follows:

                                                                        December 31
                                                                   2006              2005
                                                            ----------------------------------
Mutual funds                                                $ 6,735,244        $ 2,075,781
Volt Information Sciences, Inc. Common Stock Fund            17,547,314         (6,355,338)
                                                            ----------------------------------
Net change in fair value                                    $24,282,558        $(4,279,557)
                                                            ==================================

The following table details information about the net assets and the significant components of the changes in net assets relating to the Volt Information Sciences, Inc. Common Stock Fund, which includes both participant and non-participant directed amounts.

                                                        Year ended December 31
                                                          2006            2005
                                                    -------------------------------
Additions
Investment income:
 Interest and dividend income                        $        2,191   $      1,404
 Net appreciation (depreciation) in fair value           17,547,314     (6,355,338)
Participant contributions                                   703,330        807,106
Employer contributions                                      121,391        129,742
Transfers from (to) other investment funds, net          (6,146,535)       480,907
                                                    -------------------------------
                                                         12,227,691     (4,936,179)
Deductions
Benefits paid to participants                               551,366        481,005
                                                    -------------------------------

Net increase (decrease)                                  11,676,325     (5,417,184)

Net assets available for benefits at beginning of
 year                                                    12,053,427     17,470,611
                                                    -------------------------------
Net assets available for benefits at end of year     $   23,729,752   $ 12,053,427
                                                    ===============================

The Plan provides that participants who have attained the age of 55 and have ten years of participation in the Plan may elect to diversify their ESOP investment of up to 25% of their individual accounts during an "election period", as defined. Participants who have attained the age of 60 and have completed ten years of participation in the Plan may elect to diversify the investment of up to 50% of their individual accounts during the "election period."

                  Volt Information Sciences, Inc. Savings Plan

D. Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 6, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. The Plan has applied for but not yet received a new determination letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator will take all actions necessary to maintain the qualified status of the Plan.

E. Plan Description

A brief description of certain provisions of the Plan agreement is as follows. A more detailed description of the Plan provisions is maintained in the Plan Document.

     Eligibility: Employees become eligible on their first day of employment, except as outlined in the Plan Document.

     Participant Contributions: Effective January 2, 2003, participants have the option of contributing up to 60% of base compensation, up to the Internal Revenue Service maximum or Plan limitations, which is not currently taxable to the employee, into any of the Plan's available core fund options. Participants who have reached age 50 on or before December 31 and who have already contributed the maximum, may elect to make a catch-up contribution up to the Internal Revenue Service maximum.

     Employer Contributions: The Company provides a matching contribution equal to 50% of the first 3% of salary contributions by eligible participants. These contributions are made semi-annually. Company matching contributions vest at a rate of 20% per year over a five-year period. The forfeited portion of an account of an employee who leaves employment with VIS without being fully vested may be used to reduce future employer contributions. At December 31, 2006 and 2005, the balance of unused forfeitures was $358,876 and $239,179, respectively.

     Rollover  Contributions:  The  Plan  permits  the  acceptance  of  rollover contributions upon approval of the Company. Rollover contributions generally consist of lump-sum distributions received by a participant from a qualified retirement plan, an individual retirement account or individual retirement annuity. Rollover contributions are included in participant contributions in the statements of changes in net assets available for benefits.

                  Volt Information Sciences, Inc. Savings Plan

E. Plan Description (continued)

     Investments: Upon enrollment or re-enlistment and on a daily basis thereafter, each participant can direct that his or her contributions and the Company matching contribution be invested in one or more of the available core funds. In addition, participants have the option to participate in a self-directed account and may invest up to 50% of their total account balance in mutual funds outside of the core funds.

     Payment of Benefits: Participants may make a withdrawal from any of their vested accounts at any time on or after attaining age 59 1/2. If a participant terminates service with the Company, the participant can request a distribution of their vested account balance at any time. Benefits are recorded when paid.

The Plan has a loan provision which permits participating employees to borrow from their 401(k) contribution account. The maximum loan is 50% of the participant's account balance, up to $50,000. The loan, together with interest, is repaid through payroll deductions. Interest is credited to the participant's account. The interest rate is the prime rate plus 1% at the time the loan is processed.

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. Upon such termination, participants become 100% vested and Plan assets will be distributed to participants based on their individual account balances.

F. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                         December 31
                                                                   2006              2005
                                                             ------------------------------------

Net assets available for benefits per the financial
  statements                                                  $117,371,674     $87,381,617
Less:  contract value adjustment                                  (250,160)              -
Less amounts allocated to withdrawing participants                (243,211)       (280,842)
                                                             ------------------------------------
Net assets available for benefits per the Form 5500           $116,878,303     $87,100,775
                                                             ====================================

                  Volt Information Sciences, Inc. Savings Plan

F. Reconciliation of Financial Statements to Form 5500 (continued)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 2006:


Benefits paid to participants per the financial statements        $  8,491,912
Add amounts allocated to withdrawing participants at year-end          243,211
Less amounts allocated to withdrawing participants at prior
 year-end                                                             (280,842)
                                                                ---------------
Benefits to participants per the Form 5500                        $  8,454,281
                                                                ===============

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims to have been processed and approved for payment prior to the Plan year-end but not yet paid as of that date.

Fully benefit-responsive investment contracts are recorded at fair value on Form 5500 and contract value is recognized in net assets available for benefits in the financial statements. Consequently, the reported net asset values on Form 5500 and in the financial statements will differ and total additions in the financial statements may differ from the total income reported on the Form 5500.

G. Related-Party Transactions

Certain  Plan   investments  are  shares  of  mutual  funds  managed  by  Mellon
Investments. Mellon Investments is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

H. Subsequent Events

The Company, with the approval of the Board of Directors, decided to transfer the assets of the plan to Charles Schwab. In May 2007, the assets, excluding the investment in the Mellon Stable Value Fund, were transferred to the new trustee. The investment in the Mellon Stable Value Fund will be transferred to the new trustee over a nine-month period beginning May 2007.

                                                  EIN: #13-5658129
                                                        Plan: #001

                  Volt Information Sciences, Inc. Savings Plan

         Schedule H, Line 4(i)--Schedule of Assets (Held at End of Year)
                                December 31, 2006


                      Description                        Units/Shares     Current Value
-----------------------------------------------------------------------------------------
Mellon Stable Value Fund*                                    17,692,533   $   17,442,373
Dreyfus Premier Core Bond Fund*                                 429,111        6,140,579
Dreyfus Premier Balanced Fund*                                  547,236        7,595,638
Dreyfus Disciplined Stock Fund*                                  87,613        3,092,753
Dreyfus MidCap Value Fund*                                      597,081       19,154,368
Dreyfus S&P 500 Index Fund*                                     570,641       22,825,636
Dreyfus Founders Discovery Fund*                                105,308        3,162,408
Templeton Foreign Fund*                                         465,096        6,343,909
Dreyfus Appreciation Fund*                                       70,826        3,101,484
Touchstone FDS Small CAP Fund                                       789           15,691
Mutual Service Fd Inc Discover Fund                                 357           10,775
Dodge & Cox Stock Fund                                              225           34,555
Dodge & Cox FDS Intl Stock Fund                                     125            5,462
Dreyfus 100% US Treasury MM Fund*                                 8,867            8,867
CGM TR Focus Fund                                                   188            6,521
Fidelity Advisor Ser VII Strategic Opportunities                    287            6,479
Weitz Fds Partners Value Fund                                       519           12,688
Wexford TR Muhlenkamp Fund                                          124           10,846
Rowe & Price MidCap Value Fund                                    1,536           39,041
Royce Total Return Fund                                           2,506           34,458
TBC Inc Pooled EMP Daily 12/31/2049                              43,721           43,721
Fairholme Fund                                                      146            4,238
Meridian Fund                                                       139            5,466
Janus MID Cap Fund                                                   67            1,599
Bridgeway Ultra Small Company Mkt Fund                              403            5,093
Sound Shore Fund                                                    143            5,588
FMI FDS Inc Large Cap Fund                                        3,421           51,966
TBC Inc Pooled EMP Daily 12/31/2099                              26,043           26,043
Rowe Price Emerging EUR& Mediteranen FD                             311           10,076
Price T Rowe Retirement Fund                                        466            8,745
Price T Rowe Health Science Fund                                    167            4,373
Fidelity Contrafund Inc New Insights Fund                           260            4,785
Volt Information Sciences, Inc Common Stock Fund* (1)           471,134       23,655,638
Loans to Participants **                                      3,062,329        3,062,329
                                                                        -----------------
                                                                          $  115,934,191
                                                                        =================

*  Indicates party-in-interest to the Plan.
** All loans mature within 10 years; interest rates range from 5.00% to 10.5%.
(1) Cost $11,396,416

                                                               EIN: #13-5658129
                                                                     Plan: #001

                  Volt Information Sciences, Inc. Savings Plan

           Schedule H, Line 4(j)--Schedule of Reportable Transactions

                          Year ended December 31, 2006

                                                                                                 Current
                                                                                                 Value of
                                                                                                 Asset on
                                                          Purchase     Selling      Cost of    Transaction   Net Gain
                 Description of Assets                     Price        Price        Asset         Date       (Loss)
-----------------------------------------------------------------------------------------------------------------------

Category (iii)
--A series of transactions with respect to securities of
 the same issue which amount in the aggregate to more
 than 5% of the current value of plan assets at the
 beginning of the plan year
Volt Information Sciences, Inc. Common Stock Fund*       $6,148,996  $         -  $ 6,148,996  $ 6,148,996  $        -
                                                                  -   12,024,546    8,539,270   12,024,546   3,485,276

There were no category (i), (ii) or (iv) transactions during the year ended December 31, 2006.

* Indicates party-in-interest to the Plan.

                  Volt Information Sciences, Inc. Savings Plan

                          Notes to Financial Statements

                                December 31, 2006


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrators have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                          VOLT INFORMATION SCIENCES, INC.
                                                   SAVINGS PLAN
                                                   ------------


                                          By: /s/Jack Egan
                                              -----------------------------
                                                 Jack Egan, Administrator

Date: June 27, 2007

            Consent of Independent Registered Public Accounting Firm

We consent to the  incorporation  by reference  in  Registration  Statement  No.
333-45903 on Form S-8 dated February 9, 1998 and Registration Statement No. 333-106245 on Form S-8 dated June 18, 2003 pertaining to the Volt Information Sciences, Inc. Savings Plan of our report dated June 26, 2007, with respect to the financial statements and schedules of the Volt Information Sciences, Inc. Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2006.



                                           /s/Mitchell & Titus, LLP
New York, New York
June 27, 2007


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

            Consent of Independent Registered Public Accounting Firm

We consent to the  incorporation  by reference  in  Registration  Statement  No.
333-45903 on Form S-8 dated February 9, 1998 and Registration Statement No. 333-106245 on Form S-8 dated June 18, 2003 pertaining to the Volt Information Sciences, Inc. Savings Plan of our report dated June 22, 2006, with respect to the financial statements and schedules of the Volt Information Sciences, Inc. Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2005.


/s/ ERNST & YOUNG LLP

New York, New York
June 27, 2007

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